At a Special Meeting of Stockholders of the Fund held on September 1, 2016, stockholders of the Fund voted on an Agreement and Plan of Reorganization of the Fund into Brookfield Real Assets Income Fund Inc., a newly organized Maryland corporation. A description of the proposal and the shares voted in favor, shares voted against and shares abstaining with respect to the proposal are as follows:

                                    Shares Voted     Shares Voted    Shares Voted
                                         For            Against         Abstain
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1. To approve the agreement
and plan of reorganization and
the transactions contemplated
thereby, including the transfer
of all assets and liabilities
of the Fund into the Brookfield
Real Assets Income Fund Inc.         13,467,009        2,054,456        433,569
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